Exhibit 99.5

MAVERIX ANNOUNCES RECORD THIRD QUARTER 2020 RESULTS

November 13, 2020, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce its operating and financial results for the third quarter ended September 30, 2020.

All amounts are in U.S. dollars unless otherwise indicated.

Third Quarter 2020 Highlights

•	Record revenue of $14.9 million;
•	Record cash flow from operating activities, excluding changes in non-cash working capital, of $10.8 million[1];
•	Record total attributable gold equivalent ounces sold of 7,797[1];
•	Average cash cost per attributable gold equivalent ounce sold of $195, resulting in a cash operating margin of 90% or $1,710 per ounce[1];
•	Record net income of $14.4 million and adjusted net income of $5.3 million[1];
•	Announced the acquisition of a portfolio of 11 gold royalties from Newmont Corporation (“Newmont”) for upfront consideration of $75 million and potential future contingent payments of up to a maximum of $15 million; and
•	Repaid $41 million of the outstanding balance on Maverix’s revolving credit facility.

Dan O’Flaherty, CEO of Maverix, commented, “Our stellar third quarter results once again demonstrate the quality and diversification of our royalty and stream portfolio. We are also excited to have recently completed the accretive acquisition of a second royalty portfolio from our largest shareholder, Newmont, which further enhances our portfolio.”

Summary of Quarterly Results

Quarter Ended (in thousands of USD, except for Attributable Gold Equivalent ounce and per share amounts)	September 30, 2020	September 30, 2019
Statement of Income and Comprehensive Income
Royalty revenue	$8,689	$6,469
Sales	$6,162	$4,085
Total revenue	$14,851	$10,554
Cash flow from operating activities	$13,792	$6,034
Net income	$14,437	$1,803
Basic earnings per share	$0.11	$0.02
Dividends declared per share	$0.01	$0.00

Non-IFRS and Other Measures[1]
Adjusted net income	$5,336	$1,797
Total Attributable Gold Equivalent ounces sold	7,797	7,208
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,905	$1,464
Average cash cost per Total Attributable Gold Equivalent ounce sold	$195	$169
Cash flow from operating activities, excluding changes in non-cash working capital	$10,841	$7,655

For complete details please refer to the Condensed Consolidated Interim Financial Statements and associated Management Discussion and Analysis for the quarter ended September 30, 2020, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on Maverix’s website (www.maverixmetals.com).

Maverix reestablishes guidance and now expects attributable gold equivalent ounces of 26,000 to 27,000 for the year ending December 31, 2020, with approximately 99% of expected revenue derived from gold and silver at a cash operating margin of approximately 90%.

To listen to Maverix’s President, Ryan McIntyre, discuss the record-setting third quarter results please use this link: MMX Q3 2020 Results

Asset Portfolio Updates

Morondo (2% NSR Royalty)

On October 26th, Montage Gold Corp. (“Montage”) announced that, following the successful completion of its C$30 million initial public offering in late October, it commenced an aggressive 50,000 metre resource expansion drill program at its Morondo project in Côte d’Ivoire. Montage expects to release an updated inferred mineral resource and complete a PEA in the first quarter of 2021.

For more information, please refer to www.montagegoldcorp.com and see the news release dated October 26, 2020.

Mother Lode (1% – 2% NSR Royalty)

On October 7th, Corvus Gold Inc. (“Corvus”) announced the results of a Preliminary Economic Assessment (“PEA”) for its Mother Lode project in southwest Nevada. The results indicate robust economics at a gold price of $1,500 per ounce with pre-tax free cash flow of $564 million and a post-tax net present value of $303 million (using a 5% discount rate) and an internal rate of return of 23%. The Mother Lode project is modeled as a large, open-pit, with a biological oxidation mill to treat the higher-grade sulphide mineralization and a heap leach pad for treatment of oxide mineralization capable of producing 171,000 ounces of gold per year during its projected 8 year mine life.

For more information, please refer to www.corvusgold.com and see the news release dated October 7, 2020.

Hasbrouck-Three Hills (1.25% NSR Royalty)

On November 5th, West Vault Mining Inc. (“West Vault”) announced receipt from the Bureau of Land Management of a Decision Record and Finding of No Significant Impact for the Hasbrouck mine, signifying the completion of federal permitting, and the final major permitting step to allow construction. The Hasbrouck mine is planned as phase two of the Hasbrouck gold project, with phase 1 being the fully permitted Three Hills mine. The Hasbrouck gold project is one of only a few shovel-ready gold projects in the southwest United States.

For more information, please refer to www.westvaultmining.com and see the news release dated November 5, 2020.

Moss (100% Silver Stream)

On October 7th, Northern Vertex Mining Corp. (“Northern Vertex”) announced record production of 14,673 gold equivalent ounces at the Moss mine for the quarter ended September 30, 2020. Northern Vertex also announced, on October 15, 2020, that additional high-grade gold and silver drill results have been received from its multi-phase resource expansion program at the mine, specifically from the Ruth Vein and the surrounding area. These positive drill results achieved from the Ruth Vein and its proximity to the Moss Vein open pit makes it an important target for further testing for the possibility of additional resources, pit expansion and mine life extension.

For more information, please refer to www.northernvertex.com and see the Northern Vertex news releases dated October 7, 2020 and October 15, 2020.

Beta Hunt (4.75% Royalty on Gold and 1.5% Royalty on Nickel)

On September 8th and 10th, Karora Resources Inc. (“Karora”) announced discoveries of new high-grade gold and nickel mineralization at Western Flanks. As a result of the recent exploration success, Karora announced an increase of its 2020 exploration expenditures to A$15 million at its consolidated Western Australia assets. Furthermore, on November 2nd, Karora announced the discovery of approximately 2,000 ounces of coarse gold in the A Zone shear. Karora expects to release an updated mineral reserve and resource estimate during the fourth quarter of 2020.

For more information, please refer to www.karoraresources.com and see the Karora news releases dated September 8, 2020, September 10, 2020, and November 2, 2020.

Dividend

The quarterly cash dividend of $0.01 per common share will be paid on or about December 15, 2020, to shareholders of record as of the close of business on November 30, 2020.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by Maverix to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes. The declaration, timing, amount and payment of future dividends remains at the discretion of Maverix’s Board of Directors.

1 Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including adjusted net income, total Attributable Gold Equivalent ounces sold, average realized gold price per Attributable Gold Equivalent ounce sold, average cash cost per Attributable Gold Equivalent ounce sold, cash operating margin and cash flow from operating activities, excluding changes in non-cash working capital. Adjusted net income is calculated by excluding the effects of other income/expenses, impairment charges, gains/(losses) on sale of royalty and streams and unusual non-recurring items. The Company believes that adjusted net income is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The Company’s royalty revenue and silver sales are converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s gold streams (individually and collectively referred to as “Attributable Gold Equivalent”) equal total Attributable Gold Equivalent ounces sold. Average realized gold price per Attributable Gold Equivalent ounce sold is calculated by dividing the total revenue by the Attributable Gold Equivalent ounces sold. Average cash cost per Attributable Gold Equivalent ounce sold is calculated by dividing the total cost of sales, less depletion, by the Attributable Gold Equivalent ounces sold. In the precious metals mining industry, these are common performance measures but do not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce sold from the average realized gold price per Attributable Gold Equivalent ounce sold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Qualified Person

Brendan Pidcock, P.Eng., is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the ticker “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty, CEO & Director, or

Ryan McIntyre, President

(604) 343-6225

Email:	info@maverixmetals.com
Website:	www.maverixmetals.com

Cautionary statements to U.S. investors

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC.  Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to Maverix’s financial guidance, attributable gold equivalent ounce guidance, financial outlook, the payment of Maverix’s dividend, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns, corporate and operational updates at mines, properties, projects or mining operations that Maverix holds an interest in and the completion of expansion and or construction phases at the mines or properties that Maverix holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2020 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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